UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549


                         FORM 10 - SB


          GENERAL FORM FOR REGISTRATION OF SEURITIES
        OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934


               INTERNET CULINARY CORPORATION
		   FKA CAPITOL SILVER MINES, INC
             ---------------------------------
        (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                        		  82-0277068
-------						  -----------
(STATE OR OTHER JURISDICTION OF            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

410 BROADWAY, 2ND FLOOR; LAGUANA BEACH, CA 92651
-----------------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

(949) 376-1554 FAX (49) 376-9117
--------------------------------
(ISSUER'S TELEPHONE NUMBER)


SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

TITLE OF EACH CLASS		  NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED		  EACH CLASS IS TO BE REGISTERED

---------------------------     ------------------------------

---------------------------     ------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

                 Common Stock - .001 Par Value
                 ------------------------------
                       (TITLE OF CLASS)

FORWARD LOOKING STATEMENTS

Internet Culinary Corporation, a developmental stage company ("Internet Culinary Corporation," or the "Company") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," "plans," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the Company's limited operating history, its ability to produce additional products and services, its dependence on a limited number of customers and key personnel, its possible need for additional financing, its dependence on certain industries, and competition from its competitors. With respect to any forward-looking statements contained herein, the Company believes that it is subject to a number of risk factors, including: the Company's ability to implement its product strategies to develop its business in emerging markets; competitive actions; and, general economic and business conditions. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.























INFORMATION REQUIRED IN REGISTRATION STATEMENT

TABLE OF CONTENTS


Part I   							 	4

Item 1.  Description of Business              		4

Item 2.  Management's Discussion and Analysis
         or Plan of Operation					5
Item 3.  Description of Property			     12
Item 4.  Security Ownership of Management and
         Others and Certain Security Holders	     13
Item 5.  Directors, Executives, Officers and
         Significant Employees			     13
Item 6.  Remuneration of Directors and
         Executive Officers				     15
Item 7.  Interest of Management and Others in
         Certain Transactions				     15
Item 8.  Legal Proceedings				     15

Part II 							     15
Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters				     15
Item 2.  Recent Sales of Unregistered Securities     15
Item 3.  Description of Securities 			     15
Item 4.  Indemnification of Directors and Officers   15

Part F/S 							     15

Item 1.  Financial Statements				     15
Item 2.  Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure	     15

Part III 							     16

Item 1.  Index to Exhibits				     16
Item 2.  Description of Exhibits                     16

Signatures 							     16

Part I

Item 1.  Description of Business

Internet Culinary Corporation has been formed to manufacture and market a series of nutritional, naturally flavored raisin snack food products produced utilizing a patented process. This process substantially removes the raisin flavor from raisins and substitutes the natural flavor of fruits. This flavoring can be of one fruit, or a combination of fruits in each raisin.

Although other firms are trying to develop processes to produce flavored raisins, Internet Culinary Corporation is the only firm that has succeeded in removing the raisin flavor, and replacing it using all natural ingredients. The demand for flavored raisins will be extraordinary, and the management of Internet Culinary Corporation plans to exploit the rights gained from its patented process to develop a large portion of the worldwide fruit-flavored and chocolate-covered fruit-flavored raisin market though an aggressive plan of promotion, advertisement, expansion, and international licensing agreements. Internet Culinary Corporation is poised to become a major player in the food products industry into the next millennium.

The founder of the company, Jack Mann, developed an affinity for dried fruit products over a decade ago. Of particular interest to the founder were the prospects of producing dried cherries -a generally unavailable commodity due to the high costs of removing the pits. However, Mr. Mazin's search did prove successful when he located a food processing company that produced dried cherries. The product was exceptional, but the costs associated with producing large runs of dried cherries were prohibitive. The founder then began deliberating the production of flavored raisins.

Mr. Mazin hired a food science research team to develop a process to produce flavored raisins. Soon, samples were submitted that had all the promising characteristics (texture, moisture, sweetness) for consumer consumption. However, a large-scale production process had to be developed - such a facility had never been developed before with the express purpose of turning out large quantities of flavored raisins. Through trial and error, efforts were made to optimize soaking and absorption times. Other problems included feeding raisins into small pouches, weight variances, and the stickiness of the product. After time, these production variables were isolated and solved by working with several different contract manufacturers.

The company has successfully developed a method to produce in volume, fruit flavored raisins from which the raisin taste has been substantially extracted and replaced with another flavor. The company is presently capable of producing raisins with the following flavors: lemon. orange, pineapple, strawberry, banana, peach, raspberry, and cherry. Other firms have attempted to produce flavored raisins, but Internet Culinary Corporation is the only firm that has been truly successful. Sun Maid, a California-based grower and marketer of raisins, presently produces several varieties of flavored dried prunes (under the brand "Sun Sweet") which involve placing a coating of flavor on the fruit. The management of Internet Culinary Corporation believes such processes to be inferior to that of the company, as the flavor coating cannot completely mask the flavor of the original fruit. The company's patented process of raisin flavoring involves the use of citric acid to remove the raisin flavoring and inserting the substitute flavoring inside the raisin through the tiny holes in the skin of the raisin created by the citric acid process.

Item 2.  Management's Discussion and Analysis
         or Plan of Operation

An in-depth production process has been developed to facilitate the manufacture of flavored raisins, enabling an end product that is both appealing to consumers and sufficiently durable for widespread distribution. The diagram below briefly illustrates the production process.

Sun-dried raisins are bought from outside channels and enter into the production process. The raisins are then moved into the Citric Acid Process, which treats the raisins in a special manner to substantially remove the raisin flavoring from the raisins. In addition, this process creates small holes in the skin of the raisins. The materials are then moved into the next phase: the Flavoring Process. The raisins are then coated by all natural fruit flavoring. This flavoring coats the raisins, but unlike other competing processes, it also enters the inside of the raisins through the small holes created by the Citric Acid Process. Once the raisins art flavored, they are moved to the packaging phase, and then distributed to the various channels cited later in this plan.

The basic raw materials needed to complete the finished boxes of Internet Food Corporation are:

Seedless Sun-Dried Raisins
Citric Acid
All Natural Flavors
Webbing (Packets) for Individual packets
Cylindrical and ziplock-type containers for Family Packs
Cardboard Grocery Boxes / Display Boxes
Corrugate Cases
Glue Stretch Wrap
Packaging Tape

In order to facilitate the construction of this unique process of production, Internet Food Corporation upgraded its facility in many ways. The following is a summary of these upgrades:

Flavoring Lab
Plant Heating
Water Heating
Propane System
Electrical Modifications to Entrance and Electrical Room
Mechanical Shop Modifications
Air Compressor Room Modifications
Packaging Room Modifications
Various Tools Purchased to Build Custom Machines
Computer System
Quality Assurance Lab to Ensure Safety and Consistency in
Every Shipment

A computer drafting technician was hired in April of 1996 to aid Mr. Mazin in designing the semi-automatic custom production line. This led to a new computer system being purchased to facilitate the Computer Aided Design software and algorithms.

Office management created specialized operating forms that are used by operators on the line to ensure that all production is being performed under the required standards. All levels and stages of production are scrutinized at all times and testing occurs at set intervals to greatly facilitate the production of defect-free products. Quality control occurs on both an internal and external basis: the process of production is constantly being examined to further reinforce the production of a quality product, while frequent testing allows for minimal returns of bad products and points the way towards possible inadequacies in the production process- Production variables are collected and stored in a database to aid in the research and development of future products and processes.

The current facility has two manufacturing lines and one packaging machine to service the product demand. For the purpose of capacity, the following relationship is standard towards utilizing the equipment on a one-shift basis (or eight hour day):

[8 hour periods -2 lines] =25,400 packets per hour
[25,400 packets per hour] x 8 hours = 203,200 packets per day
[203,200 packets per day] x 22 days = 4470,400 packets per month
[4,470,400 packets per month] x 12 months =53,644,800 packets per year

For each additional two lines established, the capacity increases upon the basis of the relationship mentioned above for the purposes of these projections, it is assumed that the capacity of the plant will increase in relation to the machinery and equipment purchases illustrated in the above diagram.

Current and Pending Customers


Grocery and Convenience Stores: Seven-Eleven, Ralphs, Lucky, Vons, Krogers, Safeway, et al.
Family Packs: Costco, Sam's Club, Wall-Mart, Kellogg's, Post, Sarah Lee, Entanmen's, et al.
Ralph's: has provided a Letter of Intent illustrating its commitment to purchase 5.4 million packets over the next year
Airlines: there is currently a pending order by United Airlines for 36 million packets for sample testing over the next six months.

Benefiting from its patented process for adding fruit flavoring to raisins, the company has an opportunity to develop into a $356 million (CDN) company within three years. The potential revenue from licensing and royalties is already in evidence due to interest from Mexico and Germany (EEC). Management believes that there are additional potential licensing opportunities in Japan, Hong Kong, China, Taiwan, Central and South America, and other non EEC countries.

To support the management staff and to facilitate interaction between management and front line operations, a number of office employees will be hired to enhance the efficiency of Internet Culinary Corporation operational structure. The following is a list of the required positions and the times at which they will enter:

Year l
Two Clerical Employees in Week 1
Repairs and Maintenance Department Manager in Week 9
Two Clerical Employees in Week 10
Two Repairs and Maintenance Workers in Week 23
Two Clerical Employees in Month 7

Year 2
Two Clerical Employees in Month 1

Year 3
Two Clerical Employees in Month 1

Internet Culinary Corporation will face considerable demand for its products, and the proper scaling-in of direct labor employees and supervisors is crucial to the growth of the company. For each shift on a pair of Production Lines, there is a need for ten employees and two supervisors. Each pair of Production Lines are purchased three months in advance of implementation. One week in advance of production, the required employees are brought in for training. Two shifts will be implemented before the purchase of additional Production lines. For every $302,768 in weekly Original sales, ten employees and two supervisors are required per shift. For every $355,600 in weekly Chocolate sales, an additional ten employees and two supervisors are also required per shift. Monthly figures are $1,332,179 and $1,564,640, respectively.

Year 1

Week 1 - Five Line Employees and One Supervisor

Week 2- Five Line Employees and One Supervisor
Week 14- Ten Line Employees and Two Supervisors
Week 22- Ten Line Employees and Two Supervisors
Week 23 - Ten Line Employees and Two Supervisors
Month7- Ten Line Employees and Two Supervisors
Month 8 - Ten Line Employees and Two Supervisors
Month 9 - Ten Line Employees and Two Supervisors
Month 11 - Twenty Line Employees and Four Supervisors

Year 2

Month 2- Ten Line Employees and Two Supervisors
Month 4- Ten Line Employees and Two Supervisors
Month 6- Ten Line Employees and Two Supervisors
Month 8- Twenty Line Employees and Four Supervisors
Month 10- Ten Line Employees and Two Supervisors
Month 11 - Ten Line Employees and Two Supervisors
Month 12- Ten Line Employees and Two Supervisors

Year 3

Month 2- Ten Line Employees and Two Supervisors
Month 3 - Ten Line Employees and Two Supervisors
Month 5 - Twenty Line Employees and Four Supervisors
Month 7 - Ten Line Employees and Two Supervisors
Month 8 - Ten Line Employees and Two Supervisors
Month 9 - Ten Line Employees and Two Supervisors
Month 11 - Twenty Line Employees and Four Supervisors

The management of Internet Culinary Corporation plans to employ a labor force from the local area, Athoville and its surrounding communities, to fill the necessary positions. Additionally in the upper management and production sectors in the company, the management will actively recruit individuals that will further the management's already considerable knowledge and experience base in the food products industry. As the plant evolves its production schedule, additional employees will be needed to facilitate the marketing, manufacturing, shipping, and management of the operations.

Market Information

The market for flavored raisins is estimated to be substantial. Essentially, Internet Food Corporation is creating its own industry. Management believes that there is an extensive market for the products in North America. The following is a list of the potential outlets for Internet Food
Corporation' products:

Grocery stores - fruit snack category and Family Packs
Convenience stores - single unit packages and Family Packs
Vending machines - single unit packages
Institutional use - schools, universities, government facilities, etc.
Airlines - single unit packages
Industrial - seasoning and flavoring processes


Management believes that the products have the maximum potential in the snack food category, providing a sugar-free, healthy alternative to candies and sugar-added snacks.
Possible competing products could be fruit roll-ups, fruit-flavored snacks, raisins, and other fruit products.

Suppliers

California produces between 500,000 and 600,000 tons of raisins per year. Australia and Chile each produce approximately 400,000 tons of raisins annually. The Mid-Eastern nations, particularly Turkey, are responsible for the production of 200,OOO tons of raisins per year. A majority of the raisins purchased by Internet Food Corporation will originate from Australia and Chile. Due to the large number of raisin producers, and the relative lack of consolidation within the raisin industry, Internet Food Corporation will be able to obtain the raw materials necessary to facilitate the fulfillment of the company's mission.

Customers

Internet Food Corporation patented process produces a product of superlative quality. The segment that will be initially targeted is the Snack Food market. The next target will be Family Pack sales to large-scale distribution channels, such as grocery stores, retailers, and convenience stores. These raisins will be marketed as a healthy alternative to sweets, and will be extremely popular. Currently, United Airlines is in the process of organizing the order of 36 million one-ounce packets, for use in a six month trial period. This is an indicator of die widespread demand for flavored raisins. Internet Food Corporation is very favorably positioned in this industry due to the fact that it essentially the only supplier. In addition, another market for flavored raisins that will be vigorously approached is the cereal and baked goods producers. These companies can greatly diversify their product lines with flavored raisins with minimal modifications to their current production processes.

Competition

Although other firms have tried to flavor raisins, none have been able to produce the results that Internet Food Corporation has accomplished via its patented process. Due to Internet Food Corporation patents, and the effectiveness of its process (currently the only method which removes the raisin flavor and replaces it with fruit flavoring), the firm does not have competitors that can produce a product that matches the quality and flavor of Internet Food Corporation.

External Variables

Governmental


Internet Food Corporation' products fall under the auspices of the Food and Drug Administration of Canada and the United
States.


Legislative

An external benefit is the North American Free Trade
Agreement, which will facilitate materials procurement and product distribution by the reduction of tariff and other trade protocols that interfere with intercontinental trade practices.

Economic

Raisins are a commodity and are a by-product of grapes. Grapes are utilized first as wines, second as table grapes, and third to produce raisins. At the completion of year three, an estimated cumulative total of 43,000 tons of raisins will have been consumed for production purposes, with an average of 2,294 tons per month during year three alone- Based on these significant demands, multinational purchasing agreements are a necessity.

Conclusion

Internet Food Corporation's unique and patented process has facilitated the creation of a new industry. Flavored Raisins will be in demand in large amounts, and the duration of the patents gives Internet Food Corporation a key advantage in this arena An aggressive program of sales, promotion, and licensing will profoundly reinforce Internet Food Corporation' position at the forefront of this dynamic new industry.

Strategy

When Jack Mazin first began the development of the product as it exists today, he recognized the multi-dimensional marketing potential that this product line is capable of. The manufacturing process entails a high degree of custom-made machinery, thereby enhancing the flavoring of the product. The company envisions worldwide market penetration through its own marketing efforts in conjunction with its licensing arid royalties efforts.

Marketing Strategy

It is the company's intent to market its products in North
America within the following distribution channels:

Individual Flavored Raisin Packets - a packet consists of one ounce of flavored raisins. These packets will be distributed via the following channels:

Airlines
Airline Terminals

Convenience Stores
Grocery Stores
Theme Parks
These packets will be distributed in packs of ~ twelve, or twenty-four.
Family Packs - these Family Packs hold 1/2, 1, or 2 pound bundles of raisins.

Raisins will be packaged in cylindrical containers and ziplock-type bags.

Distribution will be among the following channels:

Grocery Stores - Ralphs, Krogers, Vons, et al
Retailers - Sam's Club, Price/Costco, Wal-Mart
Convenience Stores - Seven Eleven, AM/PM, Pink Dot
Ancillary Markets - flavored raisins distributed in mass quantities to the following channels:

Cereal Producers (i.e. Kellogg's, Post, and Generic Brands)
Baked Goods Producers (i.e. Sarah Lee, Entanmen's, Duncan
Hines)

Institutional Markets

Schools
Universities
Government Facilities
Advertisement

Effective the first quarter of operations, development of a comprehensive strategy of consumer advertisements will commence to enhance the name brand recognition of Internet
Food Corporation.

Joint Ventures
                               11

Because of constraints in issues of capacity, the possibility exists that a Joint Venture licensing agreement with a cereal manufacturer (i.e. Kellogg's) will be necessary to meet production demands.

Licensing Agreements

Because Internet Food Corporation has a patented process with patent applications for Europe and the Pacific Rim, this source of revenue on both an initial fee and a continued royalty basis will substantively add to Internet Food Corporation bottom line. Management has already contacted sources from Germany and Mexico, and discussions are currently underway concerning the initial granting of licenses.

Three Year Plan

The current and projected capacity for the first three years will incorporate capital expenditures for machinery and equipment of approximately $7.65 million (CDN). At the completion of the second year, a determination will be made where to build a supplemental facility; the leading choices are Canada or the central United States, Sales volume and location of major customers will be among several determining factors.

Future Products

Research and Development will begin within the first six months of operations, and will incorporate a number of findings from the studies garnered from the production process. With the additional flavors that are under development and variations upon the patented process an even flintier diversified product base will be established. One of the many avenues that Research and Development will target is a yogurt flavoring for the raisins. Yogurt products will provide a product with a higher moisture content and high relative durability. Since Internet Food Corporation current position is based upon technological innovations, the company will continue to support an aggressive Research and Development program to remain ahead of the competition and in-step with consumer demands.

Conclusion

Internet Food Corporation has made the commitment to excellence in the food products industry by utilizing a number of distinct advantages. Their patented process is currently the only effective means of producing fruit flavored raisins, and the duration of the patent positions the company at the forefront of this dynamic new industry. Anticipated widespread demand of fruit flavored raisins is already in evidence, due to the pending orders from United Airlines of 36 million packets over a six month trial period and Ralph's Letter of

Intent for 5.4 million packets over a twelve month period. The ability to increase capacity to meet demand is enhanced by worldwide licensing and royalty agreements that will positively impact the firm's profit structure, and contribute to the establishment of Internet Food Corporation as a brand name in the food products industry on a global scale into the next millennium.

Item 3.  Description of Property

To be added

Item 4.  Security Ownership of Management and
         Others and Certain Security Holders

To be added


Item 5.  Directors, Executives, Officers and Significant
         Employees

                                        POSITIONS HELD
NAME                                    WITH THE CORPORATION
--------------------                   ----------------------

Tom Reichman                            President
Stephen Reeder                          Vice President,
                                        Secretary & Director
Bob Coberly                             Treasurer & Director
Scott Brake                             Assistant Vice
                                        President & Director
Kevin Grace                             Director
Stacy Freidman                          Director

Further, Internet Culinary Corporation's management team will be made up of top-flight professionals in their respective job classifications. This competent group will be responsible for the operations of Internet Culinary Corporation facilities and work toward furthering the mission of the company.

Jack Mazin

Jack Mazin is the founder of Amazin Raisins which the company merged with and has been its President and CEO since the formation of the company. Mr. Mazin's management experience began in 1978 when he was employed at Goldcrest Furniture. Mr. Mazin, following an aggressive plan of sales expansion' grew Goldcrest from a $9 million (CDN) firm to a $30 million (CDN) company in less than ten years. Mr. Mann's offshore buying program in the far east solidified Goldcrest's position as the first Canadian manufacturer to successfully bind melamine to particle board for casegood production.

In 1988, Mr. Mann left Goldcrest to establish the Canadian-

Moroccan Chamber of Commerce and facilitated a number of trade deals between the two countries over the course of his employment at this location,

Also in 1988, Mr. Mann formed RDI (Royal Domain Incorporated) and pioneered the Internet Culinary Corporation Concept. Mr. Mann's experience in the manufacturing industry as well as his background in international trade will greatly benefit the company and its future endeavors.

It has been determined from the trial production runs of Internet Culinary Corporation, that a certain number of people are required to perform the required management duties of this operation. The following is a list of the required personnel, and the times at which they will enter:

Year 1

President and Vice President of Sales in Week 1
Human Resources Director in Week 12
Lab Technician in Week 13
Advertising Manager in Week 23
Sales Manager, Comptroller, and Purchasing Manager in Month 7
Production Manager in Month 9
Vice President of Manufacturing in Month 10

Year 2

Senior Chemist in Month 3
Chief Operating Officer in Month 6
Chief Financial Officer in Month 6
To support the management staff and to facilitate interaction between management and front line operations, a number of office employees will be hired to enhance the efficiency of Internet Culinary Corporation operational structure. The following is a list of the required positions and the times at which they will enter:

Year l

Two Clerical Employees in Week 1
Repairs and Maintenance Department Manager in Week 9
Two Clerical Employees in Week 10
Two Repairs and Maintenance Workers in Week 23
Two Clerical Employees in Month 7

Year 2

Two Clerical Employees in Month 1

Year 3

Two Clerical Employees in Month 1

Item 6.  Remuneration of Directors and
         Executive Officers

Has not yet been established at this time.

Item 7.  Interest of Management and Others in
         Certain Transactions

To be added

Item 8.  Legal Proceedings

To be added

Part II

Item 1.  Market Price of and Dividends of the
         Registrant's Common Equity and Other
         Stockholder Matters

Not available at this time


Item 2.  Recent Sales of Unregistered Securities

None

Item 3.  Description of Securities

Common shares and Restricted share to be detailed later

Item 4.  Indemnification of Directors and Officers

To be added

Part F/S

Item 1.  Financial Statements

		To be added

Item 2. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure


		To be added

Signatures


In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Internet Culinary Corporation
                                    (Registrant)

Date: September 30, 1999        BY:  /s/ Tom Reichman
                                --------------------------
                                 Tom Reichman, President


Part III

Item 1.  Index to Exhibits

Article of Incorporation
Bylaws
Merger Agreement (to be added)

Item 2.  Description of Exhibits

              To be added